U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant is filing this amendment to its current report on Form 6-K initially filed on November 20, 2017 for the sole purpose of confirming that the previously announced share issuance has been completed. On November 20, 2017, the Registrant entered into a securities purchase agreement with Mr. Yongquan Bi (“Mr. Bi”), pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for $4.8 million. As Mr. Bi has paid in full the entire purchase price as of the dates required, the Registrant has issued the shares to Mr. Bi’s wholly owned company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RECON TECHNOLOGY, LTD.

Date: January 23, 2018	By:	/s/ Liu Jia
Name: Liu Jia
Title: Chief Financial Officer